                                                                    Exhibit 99.2

                           OMNINET INTERNATIONAL LTD.
                                 (THE "COMPANY")


                                 AMENDED NOTICE


YOU ARE HERBY NOTIFIED that there will be a Special General Meeting of the Company to be held at the Registered Office of the Company, Washington Mall I, 22 Church Street, Hamilton HM11, Bermuda on Monday the 5th day of June, 2000 at 11:00 a.m. (Bermuda time), 3:00 p.m. (U.K. time).


                                     AGENDA


I.      Elect a Chairman, if necessary.

II.     Read Notice convening this meeting and confirm quorum.

III. Consider, and if thought fit, approve the following actions recommended by the Board of Directors:

(1) TO APPROVE THE 2000 OUTSIDE DIRECTORS' STOCK OPTION PLAN AND RESERVE 100,000 SHARES OF OUR COMMON STOCK FOR ISSUANCE THEREUNDER.

        On May 12, 2000, our Board of Directors adopted the Omninet International Ltd. 2000 Outside Directors' Stock Option Plan (the "Outside Directors' Plan"). We want to implement the Outside Directors' Plan for our non-employee directors ("Outside Directors"). The Outside Directors' Plan will enhance our ability to attract and retain key personnel by providing us with increased flexibility to grant equity-based compensation to Outside Directors. The following summary of the plan is qualified in its entirety by reference to the plan document attached hereto as Exhibit A:

        ADMINISTRATION

        The Outside Directors' Plan is administered by a committee of the Board of Directors. The committee is appointed by the Board of Directors and will consist of at least two directors who are not eligible to participate in the plan.

        ELIGIBILITY

        Outside Directors shall be eligible to receive stock options under the Outside Directors' Plan.


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        AWARDS

        Each Outside Director in the Outside Directors' Plan shall be granted an option to purchase 5,000 shares of common stock each year as of the date of the first Board of Directors meeting following each annual meeting of shareholders. The exercise price of each share of common stock pursuant to such option shall be the market value of the common stock as of the date the option is granted.

        EXERCISE PERIOD

        Each award of non-qualified stock options may be exercised within ten years from the date of grant or upon the happening of the following events:

        1. 90 days from the date an Outside Director ceases to be either a director or an employee if such employment or position is not terminated for cause;

        2. the date the Outside Director ceases to be a director or an employee if such employment or position is terminated for cause;

        3. the date the Outside Director violates any nonsolicitation or non-complete agreement;

        4. the date the Outside Director engages in competition with the Company;

        5. one year from the date the Outside Director ceases to be a director or an employee if such employment or position is terminated due to a disability.

        In addition, upon the sale of greater than 50% of the capital stock or property of the Company, the Company may terminate the option and pay Outside Directors the excess of the fair market value of any vested and unexercised options over the purchase price of the vested and unexercised option shares.

        VESTING

        The options granted pursuant to the Outside Directors' Plan shall vest as set forth below:

        Period of Service After Date of Grant                    Percentage Vested
        -------------------------------------                    -----------------
        91 days                                                           25%
        182 days                                                          50%
        273 days                                                          75%
        364 days                                                         100%

        The Outside Director will be credited with service for purposes of vesting for each day beginning on or after the date of grant and ending on the Outside Director's cessation of service as a director.

        EXERCISE

        The exercise price of each stock option granted must be paid with one of the following three methods, unless the Outside Director's agreement provides for an alternative form of payment: (1) cash; (2) by exchanging stock which the Outside Director has held for at least six months; or
        (3) by a cashless exercise whereby a broker sells a number of shares (which the broker has not yet received) sufficient to pay the exercise price.

        TAX CONSEQUENCES

        An Outside Director's tax consequences will depend upon where he or she lives. Outside Directors will need to consult a tax advisor who is familiar with the Outside Director's local tax laws.

        RECAPITALIZATIONS AND REORGANIZATIONS

        The number of shares of Company common stock reserved for issuance in connection with the grant or settlement of stock options or to which a stock option is subject, as the case may be, and the exercise price of each option are subject to adjustment in the event of any recapitalization of the Company or similar event effected without receipt of consideration by the Company. In the event of certain corporate reorganizations, stock options may be substituted, cancelled, accelerated, cashed-out or otherwise adjusted by the committee, provided such adjustment is not inconsistent with the express terms of the Outside Directors' Plan or the applicable award.

        COMMON STOCK SUBJECT TO THE PLAN

        The Company has reserved from its authorized but unissued shares of common stock 100,000 shares for awards pursuant to the Outside Directors' Plan. The number of shares of common stock reserved under the Outside Directors' Plan is subject to adjustment in the event of stock dividends, stock splits, recapitalizations and similar events. If any stock option expires or terminates without being exercised, the shares of common stock allocable to the unexercised portion of such stock option may again be subjected to a stock option under the Outside Directors' Plan.

        AMENDMENT AND TERMINATION

        The Board of Directors may amend the Outside Directors' Plan or terminate the Outside Directors' Plan without shareholder approval; provided, however, that without the approval of those Outside Directors affected, no amendment or termination of the Outside Directors' Plan shall adversely affect the rights of an Outside Director with regard to stock options previously granted. The Board of Directors may condition any amendment on the approval of the shareholders if such approval is necessary or advisable with respect to tax, securities or other applicable laws to which the Company, the Outside Directors' Plan or Outside Directors are subject.


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                           RECOMMENDATION OF DIRECTORS

        The affirmative vote of a majority of the outstanding shares of our common stock represented at a meeting at which a quorum is present is required for approval of the Outside Directors' Plan. THE BOARD OF DIRECTORS HAS APPROVED THE OUTSIDE DIRECTORS' PLAN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE MEMBERS VOTE TO APPROVE THE OUTSIDE DIRECTORS' PLAN.


(2) TO APPROVE THE OMNINET INTERNATIONAL LTD. 2000 STOCK INCENTIVE PLAN AND RESERVE 1,100,000 SHARES OF OUR COMMON STOCK FOR ISSUANCE THEREUNDER.

        On May 12, 2000 our Board of Directors approved the Omninet International Ltd. 2000 Stock Incentive Plan (the "Stock Incentive Plan"). We want to implement the Stock Incentive Plan for our employees. The Stock Incentive Plan will enhance our ability to attract and retain key personnel by providing us with increased flexibility to grant equity-based compensation to select employees. The following summary of the plan is qualified in its entirety by reference to the plan document attached hereto as Exhibit B:

        ADMINISTRATION

        Awards under the Stock Incentive Plan will be determined by a committee of the Board of Directors, the members of which are selected by the Board of Directors.

        AWARDS

        The Stock Incentive Plan permits the committee to make awards of shares of Company common stock and awards of derivative securities related to the value of the Company common stock. These discretionary awards may be made on an individual basis or pursuant to a program approved by the committee for the benefit of a group of eligible persons.

        The Stock Incentive Plan permits the committee to make awards of a variety of equity-based incentives, including stock awards, options to purchase shares of Company common stock, stock appreciation rights, phantom shares, dividend equivalent rights and similar rights (together, "Stock Incentives").

        The number of shares of Company common stock as to which a Stock Incentive is granted and to whom any Stock Incentive is granted shall be determined by the committee, subject to the provisions of the Stock Incentive Plan. Issuable Stock Incentives may be made exercisable or settled at such prices and may be made terminable under such terms as are established by the committee, to the extent not otherwise inconsistent with the terms of the Stock Incentive Plan.

        Stock Incentives are transferable or assignable during a holder's lifetime only with the consent of the committee.

        OPTIONS

        Options may be made exercisable at a price equal to, less than or more than the fair market value of the Company common stock on the date that the option is awarded, based upon an average fair market value of the Company common stock at the time the option is awarded or at the time the option is exercised, or based upon any other reasonable measure of fair market value. The Committee shall determine the fair market value of Company common stock until such time as the Company common stock is publicly traded.

        The Committee may permit an option exercise price to be paid in cash, by the delivery of previously-owned shares of Company common stock, through a cashless exercise executed through a broker or by having a number of shares of Company common stock otherwise issuable at the time of exercise withheld. The Stock Incentive Plan allows for the issuance of both non-qualified stock options and Incentive Stock Options, as defined under U.S. tax law ("Incentive Stock Options"). Incentive Stock Options are applicable only under U.S. tax laws.

        STOCK APPRECIATION RIGHTS

        Stock appreciation rights may be granted separately or in connection with another Stock Incentive, and the Committee may provide that they are exercisable at the discretion of the holder or that they will be paid at a time or times certain or upon the occurrence or non-occurrence of certain events. Stock appreciation rights may be settled in shares of Company common stock or in cash, according to terms established by the committee with respect to any particular award.

        STOCK AWARDS

        The committee may grant shares of Company common stock to a participant, subject to such restrictions and conditions, if any, as the committee shall determine.

        OTHER STOCK INCENTIVES

        Dividend equivalent rights, performance units, and phantom shares may be granted in such numbers or units and may be subject to such conditions or restrictions as the Committee shall determine and shall be payable in cash or shares of Company common Stock, as the committee may determine.

        The terms of particular Stock Incentives may provide that they terminate, among other reasons, upon the holder's termination of employment or other status with respect to the Company and any affiliate, upon a specified date, upon the holder's death or disability, or upon the occurrence of a change in control of the Company. Stock Incentives may also include exercise, conversion or settlement rights to a holder's estate or personal representative in the event of the holder's death or disability. At the committee's discretion, Stock Incentives that are held by an employee who suffers a termination of employment may be cancelled, accelerated, paid or continued, subject to the terms of the applicable Stock Incentive agreement and to the provisions of the Stock Incentive Plan.


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        RECAPITALIZATIONS AND REORGANIZATIONS

        The Company has reserved from its authorized but unissued shares of common stock 1,100,000 shares for awards pursuant to the Stock Incentive Plan. The number of shares of Company common stock reserved for issuance in connection with the grant or settlement of Stock Incentives or to which a Stock Incentive is subject, as the case may be, and the exercise price of each option are subject to adjustment in the event of any recapitalization of the Company or similar event effected without receipt of consideration by the Company.

        In the event of certain corporate reorganizations, Stock Incentives may be substituted, cancelled, accelerated, cashed-out or otherwise adjusted by the committee, provided such adjustment is not inconsistent with the express terms of the Stock Incentive Plan or the applicable Stock Incentive agreement.

        AMENDMENT OR TERMINATION

        Although the Stock Incentive Plan may be amended by the Board of Directors without shareholder approval, the Board of Directors also may condition any such amendment upon shareholder approval if shareholder approval is deemed necessary or appropriate in consideration of tax, securities or other laws.

        TAX CONSEQUENCES

        The following discussion outlines generally the tax consequences of participation in the Stock Incentive Plan. Individual circumstances may vary and each participant should rely on his or her own tax counsel for advice regarding any taxation resulting from the Stock Incentive Plan.

        INCENTIVE STOCK OPTIONS

        If the options granted under the Stock Incentive Plan are Incentive Stock Options, specific U.S. tax rules will apply to U.S. taxpayers. A participant will not be taxed upon the grant of an Incentive Stock Option or at the time he or she exercises the option or a portion thereof. Instead, he or she will be taxed at the time he or she sells the Company Common Stock purchased pursuant to the option. The participant will be taxed on the difference between the price he or she paid for the stock and the amount for which he or she sells the stock. If the participant does not sell the stock prior to two years from the date of grant of the option and one year from the date the stock is transferred to him or her, the participant will be entitled to capital gain or loss treatment based upon the difference between the amount realized on the disposition and the aggregate exercise price and the Company will not get a corresponding deduction. If the participant sells the stock at a gain prior to that time, the difference between the amount the participant paid for the stock and the lesser of the fair market value on the date of exercise or the amount for which the stock is sold, will be taxed as ordinary income and the Company will be entitled to a corresponding deduction. If the stock is sold for an amount in excess of the fair market value on the date of exercise, the excess amount is taxed as capital gain. If the participant sells the stock for less than the amount he or she paid for the stock prior to the one or two year periods indicated, no amount will be taxed as ordinary income and the loss will be taxed as a capital loss.

        OTHER STOCK INCENTIVES.

        Participants should see their local benefits counselor or a professional tax advisor for information on the potential tax consequences of any other Stock Incentives described in this Summary.

                           RECOMMENDATION OF DIRECTORS

        The affirmative vote of a majority of the outstanding shares of our common stock represented at a meeting at which a quorum is present is required for approval of the Stock Incentive Plan. THE BOARD OF DIRECTORS HAS APPROVED THE STOCK INCENTIVE PLAN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE MEMBERS VOTE TO APPROVE THE STOCK INCENTIVE PLAN.


(3)     TO AMEND AND RESTATE OUR BYE-LAWS.

        Our proposed Bye-laws, a copy of which is attached hereto as Exhibit C (the "Revised Bye-laws"), will implement certain changes to our current Bye-laws that will alter the rights of members and the powers of management. The discussion below summarizes those changes that might have a material effect on the rights of members. These changes may have anti-takeover implications as described below. The following discussion is qualified in its entirety by reference to Exhibit C.

        The current Bye-laws provide that directors are to be elected at an annual general meeting of members to serve until re-elected or their successors are appointed at the next annual general meeting. The Revised Bye-laws, however, will divide the Board of Directors into three classes of directors, each class to be as nearly equal in number of directors as possible. The term of office of the first class of directors will expire at the next annual general meeting, that of the second class of directors at the second succeeding annual general meeting and that of the third class of directors at the third succeeding annual general meeting. The Board of Directors believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors as well as our business strategies and policies because a majority of the directors at any given time will have had prior experience with us. The Board of Directors believes that this, in turn, will permit the Board of Directors to more effectively represent the interests of members. With a classified Board of Directors, at least two annual general meetings, instead of one, will generally be required to effect a change in the majority of the Board of Directors. As a result, establishing a classified Board of Directors may discourage purchases of a substantial block of our common stock by preventing a change in control of the Board of Directors in a relatively short period of time. A classified Board of Directors could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us.

        In addition, under the Revised Bye-laws a director can only be removed for cause by a vote of 75% of our members. The current Bye-laws permit directors to be removed by a 50% vote of the members with or without cause.

        The current Bye-laws permit amendment of our Bye-laws in accordance with the Companies Act. If the Revised Bye-laws are approved, an affirmative vote of the Board of Directors and at least 75% of our members entitled to vote thereon will be required to amend the provisions establishing a classified Board of Directors and providing for removal of directors for cause.

        The current Bye-laws also permit us to change the currency of denomination of, increase, alter or reduce our share capital by a resolution adopted by members representing not less than 50% of our issued and outstanding shares. The Revised Bye-laws will require a resolution adopted by members representing not less than 75% of our issued and outstanding shares to undertake the same actions.

        Finally, the current Bye-laws provide that two members shall constitute a quorum for purposes of holding an annual general meeting or a special general meeting. The Revised Bye-laws will require two members representing at least 50% of our voting stock to constitute a quorum.

                           RECOMMENDATION OF DIRECTORS

        The affirmative vote of a majority of the outstanding shares of our common stock represented at a meeting at which a quorum is present is required to approve the Revised Bye-laws. THE BOARD OF DIRECTORS HAS APPROVED THE REVISED BYE-LAWS. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE MEMBERS VOTE TO APPROVE THE REVISED BYE-LAWS.


(4)     TO APPROVE COMPENSATION TO CERTAIN DIRECTORS FOR PAST SERVICES.

        The Board of Directors wants to issue shares of the Company's common stock to certain of its directors to compensate them for past services and to give them a stake in the future success of the Company. With respect to this item, shares of common stock controlled by Mr. Kohn will be voted in proportion to the shares of the other members voting at the special general meeting.

        The Board of Directors has approved grants as follows:

        (i)    60,000 shares of the Company's common stock to Michael Schroter;

        (ii) 60,000 shares of the Company's common stock to Jeffrey G. Conyers; and

        (iii)  90,000 shares of the Company's common stock to Eric F. Kohn.

                           RECOMMENDATION OF DIRECTORS

        The affirmative vote of a majority of the outstanding shares of our common stock represented at a meeting at which a quorum is present is required to approve the issuances of common stock referenced above. THE BOARD OF DIRECTORS HAS APPROVED THE SHARE ISSUANCES. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE MEMBERS VOTE TO APPROVE THE SHARE ISSUANCES.

IV.     Consider any other business that might properly come before the meeting.


                                            By Order of the Directors


Dated:       12th May, 2000

To:         Shareholders and Directors


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                                       Exhibit A

                              OMNINET INTERNATIONAL LTD.
                       2000 OUTSIDE DIRECTORS' STOCK OPTION PLAN

                                SECTION 1. INTRODUCTION

        The Omninet International Ltd. 2000 Outside Directors' Stock Option Plan (the "Plan") provides Omninet International Ltd. (the "Company") with the ability to grant each non-employee director nonqualified stock options ("Options") to purchase shares ("Option Shares") of common stock of the Company.


                                SECTION 2. DEFINITIONS

        2.1 Definitions. The following words and phrases shall, when used herein, have the meanings set forth below:

        (a) "Affiliate" means (i) an entity that directly or through one or more intermediaries is controlled by the Company, and (ii) any entity in which the Company has a significant equity interest, as determined by the Company.

        (b) "Agreement" means a stock option agreement, which is an agreement subject to the terms of the Plan.

        (c) "Board of Directors" means the Board of Directors of the Company.

        (d) "Committee" means the committee appointed by the Board of Directors to administer the Plan. If a Committee has not been appointed, "Committee" shall mean the Board of Directors in their entirety.

        (e) "Common Stock" means the common stock, par value $.001 per share, of the Company.

        (f) "Director" means a director of the Company.

        (g) "Employee" means any person who is listed on the payroll records of the Company or an Affiliate as an employee.

        (h) "Fair Market Value" with regard to a date means:

            (1) the average of the high and low prices at which Stock shall have been sold on that date or the last trading date prior to that date as reported by a generally accepted securities exchange selected by the Committee on which the shares of Stock are then actively traded) and published in a publication designated by the Committee for such purposes;

            (2) if the Stock is not traded on a securities exchange, but is reported by a generally accepted securities reporting service designated by the Committee and market information is published on a regular basis in a publication designated by the Committee, the average of the published high and low sales prices for that date or the last business day prior to that date as published in that publication;

            (3) if such market information is not published on a regular basis, the average of the high bid and low asked prices of Stock in an over-the-counter market on that date or the last business day prior to that date, as reported by a generally accepted reporting service designated by the Committee, or

            (4) if Stock is not publicly traded, as determined in good faith by the Committee with due consideration being given to (i) the most recent independent appraisal of the Company, if such appraisal is not more than twelve months old and (ii) the valuation methodology used in any such appraisal provided that, for purposes of granting awards other than Incentive Stock Options, Fair Market Value of the shares of Stock may be determined by the Committee by reference to the average market value determined over a period certain or as of specified dates, to a tender offer price for the shares of Stock (if settlement of an award is triggered by such an event) or to any other reasonable measure of fair market value.

        (i) "Option" means an option to purchase Shares of the Company granted pursuant to and in accordance with the provisions of the Plan.

        (j) "Optionee" means a Director who is granted an Option pursuant to and in accordance with the provisions of the Plan.

        (k) "Option Shares" means Shares subject to and issued pursuant to an exercise of an Option granted under the Plan.

        (l) "Share" means a share of Common Stock of the Company.


                            SECTION 3. ADMINISTRATION

        3.1 Delegation to Committee. The Plan shall be administered by the Committee which shall consist of at least two Directors who are not eligible to participate in the Plan. The members of the Committee shall be appointed by the Board of Directors. The Board of Directors may from time to time remove members from or add members to the Committee. Vacancies on the Committee shall be filled by the Board of Directors.

        3.2 Committee Actions. The Committee shall select one of its members as chairman, and shall hold meetings at such times and places as it may determine. Acts approved by the majority of the Committee in a meeting at which a quorum is present or acts reduced to or approved in writing by a majority of the members of the Committee shall be the valid acts of the Committee. A quorum shall be present at any meeting of the Committee which a majority of the Committee members attend.

        3.3 Finality. The Committee shall have the authority in its sole discretion to interpret the Plan, to grant Options under and in accordance with the provisions of the Plan, and to make all other determinations and to take all other actions it deems necessary or advisable for the implementation and administration of the Plan or Agreements thereunder, except to the extent such powers are herein reserved by the Board of Directors. All actions of the Board of Directors and the Committee shall be final, conclusive and binding upon the Optionees. No member of the Board of Directors or the Committee shall be liable for any action taken or decision made in good faith relating to the Plan or any grant of an Option thereunder. All Options granted pursuant to this Plan shall be evidenced by an Agreement and shall be subject to the terms of the Plan and such additional terms are as set forth in the Agreement.

        3.4 Eligibility. Directors who are not Employees of the Company or an Affiliate shall be eligible to receive Options under the Plan on the terms and subject to the restrictions hereinafter set forth.

        3.5 Exercise and Payment of Option Awards. All Options may be exercised to the extent vested. All Options may be exercised only by written notice to the Company. Payment for all shares of Stock purchased pursuant to exercise of an Option shall be made (a) in cash; (b) by delivery to the Company of a number of shares of Stock which have been beneficially owned by the Eligible Director for at least six (6) months prior to the date of exercise having an aggregate Fair Market Value of not less than the product of the exercise price multiplied by the number of shares the Eligible Director intends to purchase upon exercise of the Option on the date of delivery; or (c) to the extent available, in a cashless exercise through a broker. Payment shall be made at the time that the Option or any part thereof is exercised, and no shares shall be issued or delivered upon exercise of an Option until full payment has been made. The holder of an Option, as such, shall have none of the rights of a stockholder.

        3.6 Non-Transferability. Unless otherwise permitted by the Committee, an Option shall not be transferable or assignable except by will or by the laws of descent and distribution and shall be exercisable, during the Optionee's lifetime, only by the Optionee, or in the event of the Optionee's Disability, by his or her legal representative.


                        SECTION 4. SHARES SUBJECT TO PLAN

        The aggregate number of Option Shares which may be issued under the Plan shall at no time exceed 100,000. The limitations established by this Section shall be subject to adjustment in accordance with the provisions of the Plan. In the event that an Option expires or is terminated for any reason, the Option Shares allocable to the unexercised portion of such Option may again be subject to an Option under the Plan. In the event that an Optionee delivers Shares as payment of the exercise price for an Option, such Shares may be subject to Options under this Plan.


                            SECTION 5. OPTION AWARDS

        Each Option contemplated by this Section 5 shall be evidenced by an Agreement which shall incorporate the applicable terms of the Plan. The terms of each Agreement shall provide: (a) that the per share purchase price for each share of Stock subject to the Option shall be the Fair Market Value as of the date of grant; (b) that the Option shall expire upon the earlier of the tenth
(10th) anniversary following the date of grant or the date set forth under the terms of the Agreement; and (c) that the option shall be subject to the vesting schedule set forth in the Agreement.

                            SECTION 6. FORMULA GRANTS

        Beginning with the date of the special general meeting of shareholders on which the Plan is approved, and continuing each year thereafter until the expiration of the Plan, on the date of the first meeting of the Board of Directors which follows such Special General Meeting, each eligible director as of such date shall be granted an Option to purchase 5,000 shares of Stock.

                             SECTION 7. TERM OF PLAN

        The Plan shall be effective on the date of its approval by the shareholders of the Company and shall continue to be effective until ten (10) years following the effective date of the Plan, unless sooner terminated by the Board of Directors pursuant to Section 10 hereof. The Company shall submit the Plan to its stockholders for approval within twelve (12) months of the approval of the Plan by the Board of Directors.

                     SECTION 8. INDEMNIFICATION OF COMMITTEE

        In addition to such other rights of indemnification that the members of the Committee may have, each member of the Committee shall be indemnified by the Company against the reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which it may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Option granted thereunder, and against all amounts paid by it in settlement thereof (provided the settlement has received the prior approval of the Company) or paid by it in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in the action, suit or proceeding that the Committee member is liable for negligence or misconduct in the performance of its duties; provided that promptly after institution of the action, suit or proceeding the Committee member shall in writing offer the Company the opportunity, at its own expense, to handle and defend such matter. Upon the delivery to the Committee member of written notice of assumption by the Company of the defense of such matter, the Company will not be responsible to the Committee member for any further fees and disbursements relating to the defense of such matter, including fees and disbursements of counsel.


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

                SECTION 9. AMENDMENT AND TERMINATION OF THE PLAN

        The Board of Directors at any time may amend or terminate the Plan without stockholder approval; provided, however, that the Board of Directors may condition any amendment on the approval of the stockholders of the Company if such approval is necessary or advisable with respect to tax, securities or other applicable laws to which the Company, this Plan, optionees or eligible directors are subject. No amendment or termination of the Plan shall adversely affect the rights of an Optionee with regard to his Options without his consent.


           SECTION 10. ADJUSTMENT IN OPTION SHARES AND EXERCISE PRICE

        If (i) the number of Shares shall be increased or reduced by a change in par value, split-up, stock split, reverse stock split, reclassification, merger, consolidation, distribution of stock dividends or similar capital adjustments, or (ii) the Company engages in a transaction for which the Committee determines an adjustment is appropriate, then the Committee may make an adjustment in the number and kind of Shares available for the granting of Options under the Plan. In addition, the Committee may, in its sole and absolute discretion, make an adjustment in the number, kind and price of Shares as to which outstanding Options, or the portions thereof then unexercised, shall be exercisable, to the end that the Optionee's proportionate interest is maintained as before the occurrence of the event. The adjustment in outstanding Options will be made without change in the total price applicable to the unexercised portion of the Option and, if necessary, with a corresponding adjustment in the exercise price per share. Any fractional Shares resulting from such adjustments shall be eliminated. All adjustments made by the Committee under this Section shall be conclusive.

        In the event of a merger, consolidation or other reorganization of the Company or tender offer for Shares, the Committee may make such adjustments with respect to Options and take such other action as it deems necessary or appropriate to reflect such merger, consolidation, reorganization or tender offer, including, without limitation, the substitution of new Options, or the adjustment of outstanding Options, the acceleration of Options, the removal of restrictions on outstanding Options, or the termination of outstanding Options in exchange for the cash value determined in good faith by the Committee of the Options. Any adjustment pursuant to this Section may provide, in the Committee's discretion, for the elimination without payment therefor of any fractional Shares that might otherwise become subject to any Options, but except as set forth in this Section may not otherwise diminish the then value of the Options.

                          SECTION 11. WITHHOLDING TAXES

        To the extent required by applicable law to which the Company is subject, the Company shall have the right to require the recipient to remit to the Company an amount sufficient to satisfy any tax requirement prior to the delivery of any certificate or certificates for such Shares. An optionee must pay the withholding tax in cash or by certified check or by the Company deducting a sufficient number of Shares from the Option Shares issued to satisfy withholding taxes, in accordance with the Agreement.

                       SECTION 12. RIGHTS AS A STOCKHOLDER

        An Optionee or a transferee of an Optionee shall have no rights as a stockholder with respect to any Option or Option Shares until the date of the issuance of a stock certificate to him for the Option Shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date the stock certificate is issued, except as otherwise provided in the Plan.


                            SECTION 13. GOVERNING LAW

        The laws of Bermuda shall govern this Plan.

                           SECTION 14. EFFECTIVE DATE

        This Plan shall become effective upon its approval by the Company's shareholders and the Company's Board of Directors.






                             OMNINET INTERNATIONAL LTD.



                             By:
                                ------------------------------------------------

                             Title:
                                   ---------------------------------------------

                                       Exhibit B

                              OMNINET INTERNATIONAL LTD.
                               2000 STOCK INCENTIVE PLAN


                                 SECTION 1 DEFINITIONS

        1.1 Definitions. Whenever used herein, the masculine pronoun will be deemed to include the feminine, and the singular to include the plural, unless the context clearly indicates otherwise, and the following capitalized words and phrases are used herein with the meaning thereafter ascribed:

               (a)    "Affiliate" means:

                      (1) an entity that directly or through one or more intermediaries is controlled by the Company, and

                      (2) any entity in which the Company has a significant equity interest, as determined by the Company.

               (b) "Board of Directors" means the board of directors of the Company.

               (c) "Code" means the Internal Revenue Code of 1986, as amended.

               (d) "Committee" means the committee appointed by the Board of Directors to administer the Plan. If a Committee has not been appointed, "Committee" shall mean the Board of Directors in their entirety.

               (e)    "Company" means Omninet International Ltd.

               (f) "Disability" has the same meaning as provided in the long-term disability plan or policy maintained or, if applicable, most recently maintained, by the Company or, if applicable, any Affiliate of the Company for the Participant. If no long-term disability plan or policy was ever maintained on behalf of the Participant or, if the determination of Disability relates to an Incentive Stock Option, Disability means that condition described in Code Section 22(e)(3), as amended from time to time. In the event of a dispute, the determination of Disability will be made by the Committee and will be supported by advice of a physician competent in the area to which such Disability relates.

               (g) "Dividend Equivalent Rights" means certain rights to receive cash payments as described in Section 3.5.

               (h) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

               (i)    "Fair Market Value" with regard to a date means:

                      (1) the average of the high and low prices at which Stock shall have been sold on that date or the last trading date prior to that date as reported by a generally accepted securities exchange selected by the Committee on which the shares of Stock are then actively traded) and published in a publication designated by the Committee for such purposes;

                      (2) the Stock is not traded on a securities exchange, but is reported by a generally accepted securities reporting service designated by the Committee and market information is published on a regular basis in a publication designated by the Committee, the average of the published high and low sales prices for that date or the last business day prior to that date as published in that publication;

                      (3) if such market information is not published on a regular basis, the average of the high bid and low asked prices of Stock in the over-the-counter market on that date or the last business day prior to that date, as reported by a generally accepted reporting service designated by the Committee, or

                      (4) if Stock is not publicly traded, as determined in good faith by the Committee with due consideration being given to (i) the most recent independent appraisal of the Company, if such appraisal is not more than twelve months old and (ii) the valuation methodology used in any such appraisal provided that, for purposes of granting awards other than Incentive Stock Options, Fair Market Value of the shares of Stock may be determined by the Committee by reference to the average market value determined over a period certain or as of specified dates, to a tender offer price for the shares of Stock (if settlement of an award is triggered by such an event) or to any other reasonable measure of fair market value.

               (j) "Incentive Stock Option" means an Option to purchase shares of Stock to the extent Code Section 422 applies.

               (k) "Option" means a non-qualified stock option or an Incentive Stock Option.

               (l) "Over 10% Owner" means an individual who at the time an Incentive Stock Option is granted owns Stock possessing more than 10% of the total combined voting power of the Company or one of its Subsidiaries, determined by applying the attribution rules of Code
        Section 424(d).


               (m) "Participant" means an individual who receives a Stock Incentive hereunder.

               (n) "Performance Unit Award" refers to a performance unit award as described in Section 3.6.

               (o)    "Phantom Shares" refers to the rights described in
        Section 3.7.

               (p) "Plan" means the Omninet International Ltd. 2000 Stock Incentive Plan.

               (q)    "Stock" means the Company's common stock.

               (r) "Stock Appreciation Right" means a stock appreciation right described in Section 3.3.

               (s)    "Stock Award" means a stock award described in Section
        3.4.

               (t) "Stock Incentive Agreement" means an agreement between the Company and a Participant or other documentation evidencing an award of a Stock Incentive.

               (u) "Stock Incentive Program" means a written program established by the Committee, pursuant to which Stock Incentives are awarded under the Plan under uniform terms, conditions and restrictions set forth in such written program.

               (v) "Stock Incentives" means, collectively, Dividend Equivalent Rights, Incentive Stock Options, Non-Qualified Stock Options, Phantom Shares, Stock Appreciation Rights and Stock Awards.

               (w) "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, with respect to Incentive Stock Options, at the time of the granting of the Option, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

               (x) "Termination of Employment" means the termination of the employee-employer relationship between a Participant and the Company and its Affiliates, regardless of whether severance or similar payments are made to the Participant for any reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability or retirement. The Committee will, in its absolute discretion, determine the effect of all matters and questions relating to a Termination of Employment, including, but not by way of limitation, the question of whether a leave of absence constitutes a Termination of Employment.

                          SECTION 2 THE STOCK INCENTIVE PLAN

        2.1 Purpose of the Plan. The Plan is intended to (a) provide incentive to officers and key employees of the Company and its Affiliates to stimulate their efforts toward the continued success of the Company and to operate and manage the business in a manner that will provide for the long-term growth and profitability of the Company; (b) encourage stock ownership by officers and key employees by providing them with a means to acquire a proprietary interest in the Company, acquire shares of Stock, or to receive compensation which is based upon appreciation in the value of Stock; and (c) provide a means of obtaining, rewarding and retaining key personnel and consultants.

        2.2 Stock Subject to the Plan. Subject to adjustment in accordance with Section 5.2, 1,100,000 shares of Stock (the "Maximum Plan Shares") are hereby reserved exclusively for issuance pursuant to Stock Incentives. At no time may the Company have outstanding under the Plan, Stock Incentives subject to Section 16 of the Exchange Act (to the extent U.S. laws apply) and shares of Stock issued in respect of Stock Incentives under the Plan in excess of the Maximum Plan Shares. The shares of Stock attributable to the nonvested, unpaid, unexercised, unconverted or otherwise unsettled portion of any Stock Incentive that is forfeited or cancelled or expires or terminates for any reason without becoming vested, paid, exercised, converted or otherwise settled in full will again be available for purposes of the Plan.

        2.3 Administration of the Plan. The Plan is administered by the Committee. The Committee has full authority in its discretion to determine the officers and key employees of the Company or its Affiliates to whom Stock Incentives will be granted and the terms and provisions of Stock Incentives, subject to the Plan. Subject to the provisions of the Plan, the Committee has full and conclusive authority to interpret the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the respective Stock Incentive Agreements and to make all other determinations necessary or advisable for the proper administration of the Plan. The Committee's determinations under the Plan need not be uniform and may be made by it selectively among persons who receive, or are eligible to receive, awards under the Plan (whether or not such persons are similarly situated). The Committee's decisions are final and binding on all Participants.

        2.4 Eligibility and Limits. Stock Incentives may be granted only to officers, and key employees and consultants of the Company, or any Affiliate of the Company; provided, however, that an Incentive Stock Option may only be granted to an employee of the Company or any Subsidiary. In the case of Incentive Stock Options, the aggregate Fair Market Value (determined as at the date an Incentive Stock Option is granted) of stock with respect to which stock options intended to meet the requirements of Code Section 422 become exercisable for the first time by an individual during any calendar year under all plans of the Company and its Subsidiaries may not exceed $100,000; provided further, that if the limitation is exceeded, the Incentive Stock Option(s) which cause the limitation to be exceeded will be treated as non-qualified stock option(s).


                      SECTION 3 TERMS OF STOCK INCENTIVES

        3.1    Terms and Conditions of All Stock Incentives.

               (a) The number of shares of Stock as to which a Stock Incentive may be granted will be determined by the Committee in its sole discretion, subject to the provisions of Section 2.2 as to the total number of shares available for grants under the Plan.

               (b) Each Stock Incentive will either be evidenced by a Stock Incentive Agreement in such form and containing such terms, conditions and restrictions as the Committee may determine to be appropriate, or be made subject to the terms of a Stock Incentive Program, containing such terms, conditions and restrictions as the Committee may determine to be appropriate. Each Stock Incentive Agreement or Stock Incentive Program is subject to the terms of the Plan and any provisions contained in the Stock Incentive Agreement or Stock Incentive Program that are inconsistent with the Plan are null and void.

               (c) The date a Stock Incentive is granted will be the date on which the Committee has approved the terms and conditions of the Stock Incentive and has determined the recipient of the Stock Incentive and the number of shares covered by the Stock Incentive, and has taken all such other actions necessary to complete the grant of the Stock Incentive.

               (d) Any Stock Incentive may be granted in connection with all or any portion of a previously or contemporaneously granted Stock Incentive. Exercise or vesting of a Stock Incentive granted in connection with another Stock Incentive may result in a pro rata surrender or cancellation of any related Stock Incentive, as specified in the applicable Stock Incentive Agreement or Stock Incentive Program.

               (e) Unless, except as to Incentive Stock Options, otherwise permitted by the Committee, Stock Incentives are not transferable or assignable except by will or by the laws of descent and distribution and are exercisable, during the Participant's lifetime, only by the Participant; or in the event of the Disability of the Participant, by the legal representative of the Participant; or in the event of death of the Participant, by the legal representative of the Participant's estate or if no legal representative has been appointed, by the successor in interest determined under the Participant's will.

        3.2 Terms and Conditions of Options. Each Option granted under the Plan must be evidenced by a Stock Incentive Agreement. At the time any Option is granted, the Committee will determine whether the Option is to be an Incentive Stock Option described in Code Section 422 or a non-qualified stock option, and the Option must be clearly identified as to its status as an Incentive Stock Option or a non-qualified stock option. Incentive stock options may only be granted to the employees of the Company or any Subsidiary. At the time any Incentive Stock Option granted under the Plan is exercised, the Company will be entitled to legend the certificates representing the shares of Stock purchased pursuant to the Option to clearly identify them as representing the shares purchased upon the exercise of an Incentive Stock Option. An Incentive Stock Option may only be granted within ten (10) years from the earlier of the date the Plan is adopted or approved by the Company's stockholders.

               (a)    Option Price.  Subject to adjustment in accordance with
        Section 5.2 and the other provisions of this Section 3.2, the exercise price (the "Exercise Price") per share of Stock purchasable under any Option must be as set forth in the applicable Stock Incentive Agreement, but in no event may it be less than the Fair Market Value on the date the Option is granted with respect to an

        Incentive Stock Option. With respect to each grant of an Incentive Stock Option to a Participant who is an Over 10% Owner, the Exercise Price may not be less than 110% of the Fair Market Value on the date the Option is granted.

               (b) Option Term. Any Incentive Stock Option granted to a Participant who is not an Over 10% Owner is not exercisable after the expiration of ten (10) years after the date the Option is granted. Any Incentive Stock Option granted to an Over 10% Owner is not exercisable after the expiration of five (5) years after the date the Option is granted. The term of any Non-Qualified Stock Option must be as specified in the applicable Stock Incentive Agreement.

               (c) Payment. Payment for all shares of Stock purchased pursuant to exercise of an Option will be made in any form or manner authorized by the Committee in the Stock Incentive Agreement or by amendment thereto, including, but not limited to, cash or, if the Stock Incentive Agreement provides:

                      (i) by delivery to the Company of a number of shares of Stock which have been owned by the holder for at least six (6) months prior to the date of exercise having an aggregate Fair Market Value of not less than the product of the Exercise Price multiplied by the number of shares the Participant intends to purchase upon exercise of the Option on the date of delivery;

                     (ii)    in a cashless exercise through a broker; or

                     (iii) by having a number of shares of Stock withheld, the Fair Market Value of which as of the date of exercise is sufficient to satisfy the Exercise Price.

        In its discretion, the Committee also may authorize (at the time an Option is granted or thereafter) Company financing to assist the Participant as to payment of the Exercise Price on such terms as may be offered by the Committee in its discretion. Payment must be made at the time that the Option or any part thereof is exercised, and no shares may be issued or delivered upon exercise of an option until full payment has been made by the Participant. The holder of an Option, as such, has none of the rights of a stockholder.

               (d) Conditions to the Exercise of an Option. Each Option granted under the Plan is exercisable by whom, at such time or times, or upon the occurrence of such event or events, and in such amounts, as the Committee specifies in the Stock Incentive Agreement; provided, however, that subsequent to the grant of an Option, the Committee, at any time before complete termination of such Option, may accelerate the time or times at which such Option may be exercised in whole or in part, including, without limitation, upon a Change in Control and may permit the Participant or any other designated person to exercise the Option, or any portion thereof, for all or part of the remaining Option term, notwithstanding any provision of the Stock Incentive Agreement to the contrary.

               (e) Termination of Incentive Stock Option. With respect to an Incentive Stock Option, in the event of termination of employment of a Participant, the Option or portion thereof held by the Participant which is unexercised will expire, terminate, and become unexercisable no later than the expiration of three (3) months after the date of termination of employment; provided, however, that in the case of a holder whose termination of employment is due to death or Disability, one (1) year will be substituted for such three (3) month period; provided, further that such time limits may be exceeded by the Committee under the terms of the grant, in which case, the Incentive Stock Option will be a nonqualified option if it is exercised after the time limits that would otherwise apply. For purposes of this Subsection (e), termination of employment of the Participant will not be deemed to have occurred if the Participant is employed by another corporation (or a parent or subsidiary corporation of such other corporation) which has assumed the Incentive Stock Option of the Participant in a transaction to which Code Section 424 is applicable.

               (f) Special Provisions for Certain Substitute Options. Notwithstanding anything to the contrary in this Section 3.2, any Option issued in substitution for an option previously issued by another entity, which substitution occurs in connection with a transaction to which Code Section 424(a) is applicable, may provide for an exercise price computed in accordance with any applicable laws or regulations and may contain such other terms and conditions as the Committee may prescribe to cause such substitute Option to contain as nearly as possible the same terms and conditions (including the applicable vesting and termination provisions) as those contained in the previously issued option being replaced thereby.

        3.3 Terms and Conditions of Stock Appreciation Rights. Each Stock Appreciation Right granted under the Plan must be evidenced by a Stock Incentive Agreement. A Stock Appreciation Right entitles the Participant to receive the excess of (1) the Fair Market Value of a specified or determinable number of shares of the Stock at the time of payment or exercise over (2) a specified or determinable price which, in the case of a Stock Appreciation Right granted in connection with an Option, may not be less than the Exercise Price for that number of shares subject to that Option. A Stock Appreciation Right granted in connection with a Stock Incentive may only be exercised to the extent that the related Stock Incentive has not been exercised, paid or otherwise settled.

               (a) Settlement. Upon settlement of a Stock Appreciation Right, the Company must pay to the Participant the appreciation in cash or shares of Stock (valued at the aggregate Fair Market Value on the date of payment or exercise) as provided in the Stock Incentive Agreement or, in the absence of such provision, as the Committee may determine.

               (b) Conditions to Exercise. Each Stock Appreciation Right granted under the Plan is exercisable or payable at such time or times, or upon the occurrence of such event or events, and in such amounts, as the Committee specifies in the Stock Incentive Agreement; provided, however, that subsequent to the grant of a Stock Appreciation Right, the Committee, at any time before complete termination of such Stock Appreciation Right, may accelerate the time or times at which such Stock Appreciation Right may be exercised or paid in whole or in part.

        3.4 Terms and Conditions of Stock Awards. The number of shares of Stock subject to a Stock Award and restrictions or conditions on such shares, if any, will be as the Committee determines, and the certificate for such shares will bear evidence of any restrictions or conditions. Subsequent to the date of the grant of the Stock Award, the Committee has the power to permit, in its discretion, an acceleration of the expiration of an applicable restriction period with respect to any part or all of the shares awarded to a Participant. The Committee may require a cash payment from the Participant in an amount no greater than the aggregate Fair Market Value of the shares of Stock awarded determined at the date of grant in exchange for the grant of a Stock Award or may grant a Stock Award without the requirement of a cash payment.

        3.5 Terms and Conditions of Dividend Equivalent Rights. A Dividend Equivalent Right entitles the Participant to receive payments from the Company in an amount determined by reference to any cash dividends paid on a specified number of shares of Stock to Company stockholders of record during the period such rights are effective. The Committee may impose such restrictions and conditions on any Dividend Equivalent Right as the Committee in its discretion shall determine, including the date any such right shall terminate and may reserve the right to terminate, amend or suspend any such right at any time.

               (a) Payment. Payment in respect of a Dividend Equivalent Right may be made by the Company in cash or shares of Stock (valued at Fair Market Value on the date of payment) as provided in the Stock Incentive Agreement or Stock Incentive Program, or, in the absence of such provision, as the Committee may determine.

               (b) Conditions to Payment. Each Dividend Equivalent Right granted under the Plan is payable at such time or times, or upon the occurrence of such event or events, and in such amounts, as the Committee specifies in the applicable Stock Incentive Agreement or Stock Incentive Program; provided, however, that subsequent to the grant of a Dividend Equivalent Right, the Committee, at any time before complete termination of such Dividend Equivalent Right, may accelerate the time or times at which such Dividend Equivalent Right may be paid in whole or in part.

        3.6 Terms and Conditions of Performance Unit Awards. A Performance Unit Award shall entitle the Participant to receive, at a specified future date, payment of an amount equal to all or a portion of the value of a specified or determinable number of units (stated in terms of a designated or determinable dollar amount per unit) granted by the Committee. At the time of the grant, the Committee must determine the base value of each unit, the number of units subject to a Performance Unit Award, the performance factors applicable to the determination of the ultimate payment value of the Performance Unit Award and the period over which Company performance shall be measured. The Committee may provide for an alternate base value for each unit under certain specified conditions.

               (a) Payment. Payment in respect of Performance Unit Awards may be made by the Company in cash or shares of Stock (valued at Fair Market Value on the date of payment) as provided in the applicable Stock Incentive Agreement or Stock Incentive Program or, in the absence of such provision, as the Committee may determine.

               (b) Conditions to Payment. Each Performance Unit Award granted under the Plan shall be payable at such time or times, or upon the occurrence of such event or events, and in such amounts, as the Committee shall specify in the applicable Stock Incentive Agreement or Stock Incentive Program; provided, however, that subsequent to the grant of a Performance Unit Award, the Committee, at any time before complete termination of such Performance Unit Award, may accelerate the time or times at which such Performance Unit Award may be paid in whole or in part.

        3.7 Terms and Conditions of Phantom Shares. Phantom Shares shall entitle the Participant to receive, at a specified future date, payment of an amount equal to all or a portion of the Fair Market Value of a specified number of shares of Stock at the end of a specified period. At the time of the grant, the Committee will determine the factors which will govern the portion of the rights so payable, including, at the discretion of the Committee, any performance criteria that must be satisfied as a condition to payment. Phantom Share awards containing performance criteria may be designated as Performance Share Awards.

               (a) Payment. Payment in respect of Phantom Shares may be made by the Company in cash or shares of Stock (valued at Fair Market Value on the date of payment) as provided in the applicable Stock Incentive Agreement or Stock Incentive Program, or, in the absence of such provision, as the Committee may determine.

               (b) Conditions to Payment. Each Phantom Share granted under the Plan is payable at such time or times, or upon the occurrence of such event or events, and in such amounts, as the Committee specify in the applicable Stock Incentive Agreement or Stock Incentive Program; provided, however, that subsequent to the grant of a Phantom Share, the Committee, at any time before complete termination of such Phantom Share, may accelerate the time or times at which such Phantom Share may be paid in whole or in part.

        3.8 Treatment of Awards Upon Termination of Employment. Except as otherwise provided by Plan Section 3.2(e), any award under this Plan to a Participant who has experienced a Termination of Employment may be cancelled, accelerated, paid or continued, as provided in the applicable Stock Incentive Agreement or Stock Incentive Program, or, in the absence of such provision, as the Committee may determine. The portion of any award exercisable in the event of continuation or the amount of any payment due under a continued award may be adjusted by the Committee to reflect the Participant's period of service from the date of grant through the date of the Participant's Termination of Employment or such other factors as the Committee determines are relevant to its decision to continue the award.

                            SECTION 4 RESTRICTIONS ON STOCK

        4.1 Escrow of Shares. Any certificates representing the shares of Stock issued under the Plan will be issued in the Participant's name, but, if the applicable Stock Incentive Agreement or Stock Incentive Program so provides, the shares of Stock will be held by a custodian designated by the Committee (the "Custodian"). Each applicable Stock Incentive Agreement or Stock Incentive Program providing for transfer of shares of Stock to the Custodian must appoint the Custodian as the attorney-in-fact for the Participant for the term specified in the applicable Stock Incentive Agreement or Stock Incentive Program, with full power and authority in the Participant's name, place and stead to transfer, assign and convey to the Company any shares of Stock held by the Custodian for such Participant, if the Participant forfeits the shares under the terms of the applicable Stock Incentive Agreement or Stock Incentive Program. During the period that the Custodian holds the shares subject to this Section, the Participant is entitled to all rights, except as provided in the applicable Stock Incentive Agreement or Stock Incentive Program, applicable to shares of Stock not so held. Any dividends declared on shares of Stock held by the Custodian must provide in the applicable Stock Incentive Agreement or Stock Incentive Program, be paid directly to the Participant or, in the alternative, be retained by the Custodian or by the Company until the expiration of the term specified in the applicable Stock Incentive Agreement or Stock Incentive Program and shall then be delivered, together with any proceeds, with the shares of Stock to the Participant or to the Company, as applicable.

        4.2 Restrictions on Transfer. The Participant does not have the right to make or permit to exist any disposition of the shares of Stock issued pursuant to the Plan except as provided in the Plan or the applicable Stock Incentive Agreement or Stock Incentive Program. Any disposition of the shares of Stock issued under the Plan by the Participant not made in accordance with the Plan or the applicable Stock Incentive Agreement or Stock Incentive Program will be void. The Company will not recognize, or have the duty to recognize, any disposition not made in accordance with the Plan and the applicable Stock Incentive Agreement or Stock Incentive Program, and the shares so transferred will continue to be bound by the Plan and the applicable Stock Incentive Agreement or Stock Incentive Program.

                             SECTION 5 GENERAL PROVISIONS

        5.1 Withholding. The Company must deduct rom all cash distributions under the Plan any taxes required to be withheld. Whenever the Company proposes or is required to issue or transfer shares of Stock under the Plan or upon the vesting of any Stock Award, the Company has the right to require the recipient to remit to the Company an amount sufficient to satisfy any tax withholding requirements prior to the delivery of any certificate or certificates for such shares or the vesting of such Stock Award. A Participant may pay the tax withholding in cash, or, if the applicable Stock Incentive Agreement or Stock Incentive Program provides, a Participant may elect to have the number of shares of Stock he is to receive reduced by, or with respect to a Stock Award, tender back to the Company, the smallest number of whole shares of Stock which, when multiplied by the Fair Market Value of the shares of Stock determined as of the Tax Date (defined below), is sufficient to satisfy any tax withholding arising from exercise or payment of a Stock Incentive (a "Withholding Election"). A Participant may make a Withholding Election only if both of the following conditions are met:

               (a) The Withholding Election must be made on or prior to the date on which the amount of tax required to be withheld is determined (the "Tax Date") by executing and delivering to the Company a properly completed notice of Withholding Election as prescribed by the Committee; and

               (b) Any Withholding Election made will be irrevocable except on six months advance written notice delivered to the Company; however, the Committee may in its sole discretion disapprove and give no effect to the Withholding Election.

        5.2    Changes in Capitalization; Merger; Liquidation.

               (a) The number of shares of Stock reserved for the grant of Options, Dividend Equivalent Rights, Performance Unit Awards, Phantom Shares, Stock Appreciation Rights and Stock Awards; the number of shares of Stock reserved for issuance upon the exercise or payment, as applicable, of each outstanding Option, Dividend Equivalent Right, Phantom Share and Stock Appreciation Right and upon vesting or grant, as applicable, of each Stock Award; the Exercise Price of each outstanding Option and the specified number of shares of Stock to which each outstanding Dividend Equivalent Right, Phantom Share and Stock Appreciation Right pertains must be proportionately adjusted for any increase or decrease in the number of issued shares of Stock resulting from a subdivision or combination of shares or the payment of a stock dividend in shares of Stock to holders of outstanding shares of Stock or any other increase or decrease in the number of shares of Stock outstanding effected without receipt of consideration by the Company.

               (b) In the event of a merger, consolidation or other reorganization of the Company or tender offer for shares of Stock, the Committee may make such adjustments with respect to awards and take such other action as it deems necessary or appropriate to reflect such merger, consolidation, reorganization or tender offer, including, without limitation, the substitution of new awards, or the adjustment of outstanding awards, the acceleration of awards, the removal of restrictions on outstanding awards, or the termination of outstanding awards in exchange for the cash value determined in good faith by the Committee of the vested portion of the award. Any adjustment pursuant to this Section 5.2 may provide, in the Committee's discretion, for the elimination without payment therefor of any fractional shares that might otherwise become subject to any Stock Incentive, but except as set forth in this Section may not otherwise diminish the then value of the Stock Incentive.

               (c) The existence of the Plan and the Stock Incentives granted pursuant to the Plan must not affect in any way the right or power of the Company to make or authorize any adjustment, reclassification, reorganization or other change in its capital or business structure, any merger or consolidation of the Company, any issue of debt or equity securities having preferences or priorities as to the Stock or the rights thereof, the dissolution or liquidation of the Company, any sale or transfer of all or any part of its business or assets, or any other corporate act or proceeding.

        5.3 Cash Awards. The Committee may, at any time and in its discretion, grant to any holder of a Stock Incentive the right to receive, at such times and in such amounts as determined by the Committee in its discretion, a cash amount which is intended to reimburse such person for all or a portion of any taxes imposed upon such person as a consequence of the receipt of the Stock Incentive or the exercise of rights thereunder.

        5.4 Compliance with Code. All Incentive Stock Options to be granted hereunder are intended to comply Code Section 422 and all provisions of the Plan and all Incentive Stock Options granted hereunder must be construed in such manner as to effectuate that intent.

        5.5 Right to Terminate Employment. Nothing in the Plan or in any Stock Incentive confers upon any Participant the right to continue as an employee or officer of the Company or any of its Affiliates or affect the right of the Company or any of its Affiliates to terminate the Participant's employment at any time.

        5.6 Non-alienation of Benefits. Other than as specifically provided with regard to the death of a Participant, no benefit under the Plan may be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge; and any attempt to do so shall be void. No such benefit may, prior to receipt by the Participant, be in any manner liable for or subject to the debts, contracts, liabilities, engagements or torts of the Participant.

        5.7 Restrictions on Delivery and Sale of Shares; Legends. Each Stock Incentive is subject to the condition that if at any time the Committee, in its discretion, shall determine that the listing, registration, or qualification of the shares covered by such Stock Incentive upon any securities exchange or under the laws of a country is necessary or desirable as a condition of or in connection with the granting of such Stock Incentive or the purchase or delivery of shares thereunder, the delivery of any or all shares pursuant to such Stock Incentive may be withheld unless and until such listing, registration or qualification shall have been effected. If a registration statement is not in effect under the applicable securities laws with respect to the shares of Stock purchasable or otherwise deliverable under Stock Incentives then outstanding, the Committee may require, as a condition of exercise of any Option or as a condition to any other delivery of Stock pursuant to a Stock Incentive, that the Participant or other recipient of a Stock Incentive represent, in writing, that the shares received pursuant to the Stock Incentive are being acquired for investment and not with a view to distribution and agree that the shares will not be disposed of except pursuant to an effective registration statement, unless the Company shall have received an opinion of counsel that such disposition is exempt from such securities laws. The Company may include on certificates representing shares delivered pursuant to a Stock Incentive such legends referring to the foregoing representations or restrictions or any other applicable restrictions on resale as the Company, in its discretion, shall deem appropriate.

        5.8 Listing and Legal Compliance. The Committee may suspend the exercise or payment of any Stock Incentive so long as it determines that securities exchange listing or registration or qualification under any securities laws is required in connection therewith and has not been completed on terms acceptable to the Committee.

        5.9 Termination and Amendment of the Plan. The Board of Directors at any time may amend or terminate the Plan without stockholder approval; provided, however, that the Board of Directors may condition any amendment on the approval of stockholders of the Company if such approval is necessary or advisable with respect to tax, securities or other applicable laws. No such termination or amendment without the consent of the holder of a Stock Incentive may adversely affect the rights of the Participant under such Stock Incentive.

        5.10 Stockholder Approval. The Plan must be submitted to the stockholders of the Company for their approval within twelve (12) months before or after the adoption of the Plan by the Board of Directors of the Company. If such approval is not obtained, any Stock Incentive granted hereunder will be void.

        5.11   Choice of Law.  The laws of Bermuda shall govern the Plan.

        5.12 Effective Date of Plan. The Plan shall become effective upon the approval of the Plan by the Company's shareholders and Board of Directors. Stock Incentives granted hereunder prior to such approval shall be conditioned upon such approval. Unless such approval is obtained within one year after the effective date of this Plan and any Stock Incentives awarded hereunder shall become void thereafter.

                             OMNINET INTERNATIONAL LTD.

                             By:
                                ------------------------------------------------

                             Title:
                                   ---------------------------------------------

                                       Exhibit C

                                    B Y E - L A W S

                                          OF


                              OMNINET INTERNATIONAL LTD.


INTERPRETATION

1.      DEFINITIONS AND INTERPRETATION

1.1     In these Bye-Laws:

        "ACT" means the Companies Act 1981 as amended from time to time;

        "ALTERNATE DIRECTOR" means an alternate Director appointed in accordance with these Bye-laws;

        "BERMUDA" means the Islands of Bermuda;

        "BOARD" means the Board of Directors of the Company comprising the Class I Directors, the Class II Directors and the Class III Directors and acting by resolution in accordance with the Act and these Bye-laws or the Directors present at a meeting of Directors at which there is a quorum present and acting throughout;

        "CLASS I DIRECTOR" means a director of the Company appointed or elected, and classified as a "Class I" director, in each case in accordance with these Bye-laws;

        "CLASS II DIRECTOR" means a director of the Company appointed or elected, and classified as a "Class II" director, in each case in accordance with these Bye-laws;

        "CLASS III DIRECTOR" means a director of the Company appointed or elected, and classified as a "Class III" director, in each case in accordance with these Bye-laws;

        "COMPANY" means OMNINET International Ltd.;

        "DIRECTOR" means a Class I Director, a Class II Director or a Class III Director;

        "MEMBER" means a member of the Company holding one or more shares and, when two or more persons are registered as joint holders of shares, means the person whose name stands first in the Register of Members as one of such joint holders or all of such persons as the context requires.

        "OFFICER" means any person appointed by the Board to hold an office in the Company;

        "ORDINARY RESOLUTION" means a resolution of the Members, or where required, of a separate class or separate classes of Members, either adopted in general meeting by Members (or separate class or classes of Members, as the case may be) together holding or representing not less than 50% of the issued and outstanding shares carrying the right to vote at such meeting or adopted by written resolution in accordance with these Bye-Laws;

        "REGISTER OF DIRECTORS AND OFFICERS" means the register of directors and officers of the Company maintained by the Company in Bermuda;

        "REGISTER OF MEMBERS" means the register of Members of the Company maintained by the Company in Bermuda;

        "REGISTERED OFFICE" means the registered office of the Company which shall be at such place in Bermuda as the Directors shall from time to time appoint;

        "RESIDENT REPRESENTATIVE" means any person appointed to act as resident representative and includes any deputy or assistant resident representative;

        "SEAL" means the Common Seal of the Company and includes any duplicate thereof;

        "SECRETARY" means (subject to the provisions of the Act) the person for the time being appointed to perform the duties of the Secretary of the Company and includes an Assistant, Acting or Deputy Secretary; and

        "SPECIAL RESOLUTION" means a resolution of the Members, or where required, of a separate class or separate classes of Members, either adopted in general meeting by Members (or separate class or classes of Members, as the case may be) together holding or representing not less than 75% of the issued and outstanding shares carrying the right to vote at such meeting or adopted by written resolution in accordance with these Bye-Laws.

1.2 In these Bye-laws, unless inconsistent with the context or the contrary intention appears, a reference to:

        (a)    "PAID UP" means paid up or credited as paid up;

               "MAY" shall be construed as permissive;

               "SHALL" shall be construed as imperative; and

               a "SHARE" means a share in the capital of the Company.

        (b) any meeting (whether of the Directors, a committee appointed by the Board, the Members or any class of the Members) includes any adjournment of that meeting;

        (c)    the singular includes the plural and vice versa;

        (d)    the masculine includes the feminine and neuter respectively;

        (e) persons include companies, associations or bodies of persons, whether corporate or not;

        (f) writing includes typewriting, printing, lithography, photography and other modes of representing or reproducing words in a legible and non-transitory form;

        (g)    a bye-law is a reference to a Bye-law of these Bye-laws; and

        (h) a statute or law is a reference to a Bermuda statute or law and a provision of any statute or law is a reference to that provision as amended or re-enacted.

1.3 Unless otherwise provided in these Bye-laws, any terms defined in the Act in force at the date when these Bye-Laws or any part hereof are adopted and used in these Bye-laws shall bear the same meaning in these Bye-Laws or such part (as the case may be).

1.4 For the purposes of these Bye-laws a corporation shall be deemed to be present in person if its representative duly authorised pursuant to the Act is present.

1.5 The index to and the headings in these Bye-laws are for convenience only and are to be ignored in construing these Bye-laws.

                         SHARE CAPITAL AND SHARE RIGHTS

2.      RIGHTS OF SHARES

        Subject to any special rights conferred on the holders of any share or class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may by Ordinary Resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

3.      MODIFICATION OF SHARE RIGHTS

3.1 Subject to the Act, all or any of the rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than 75% of the issued shares of that class or with the sanction of a Special Resolution of the holders of such shares voting in person or by proxy at a separate general meeting of the holders of the shares of that class in accordance with Section 47(7) of the Act.

3.2 The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms or issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

4.      INCREASE, REDUCTION OR ALTERATION OF CAPITAL

4.1 The Company may from time to time by Resolution change the currency of denomination of, increase, alter or reduce its share capital in accordance with Sections 45 and 46 of the Act.

4.2 Where any fraction of a share or other difficulty arises on any alteration, the Board may settle the same as it thinks fit including, without limitation to the generality of the foregoing, the issue to Members of fractions of shares and/or arranging for the sale and transfer of fractions of shares of Members.

5.      POWER TO ISSUE SHARES

5.1 Subject to the Act, any preference shares may be issued or converted into shares that, at a determinable date or at the option of the Company, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by Ordinary Resolution determine.

5.2 Subject to the provisions of these Bye-Laws, the unissued shares of the Company (whether forming part of the original capital or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.

5.3 The Board may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by law.

6.      REGISTERED HOLDER OF SHARES

6.1 The Company may treat the registered holder of any share as the absolute owner thereof and shall not be bound to recognize (even when having notice thereof) any equitable or other claim to, or interest in, any share on the part of any other person.

6.2 Any dividend, interest or other monies payable in cash in respect of shares may be paid by cheque or draft sent through the post directed to the Member at that Member's address in the Register of Members or, in the case of joint holders, to such address of the holder first named in the Register of Members, or to such person and to such address as the holder or joint holders may in writing direct. If two or more persons are registered as joint holders of any shares any one of such holders can give an effective receipt for any dividend paid in respect of those shares.

7.      REGISTER OF MEMBERS

        The Secretary shall establish and maintain the Register of Members at the Registered Office in the manner prescribed by the Act. Unless the Board otherwise determines, the Register of Members shall be open to inspection in the manner prescribed by the Act between 10.00 a.m. and
        12.00 noon on every working day. Unless the Board so determines, no Member or intending Member shall be entitled to have entered in the Register of Members any indication of any trust or any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share and if any such entry exists or is permitted by the Board it shall not be deemed to abrogate any of the provisions of Bye-Law 6.1.

8.      SHARE CERTIFICATES

8.1 The preparation, issue and delivery of certificates shall be governed by the Act. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all.

8.2 The Company shall not be obliged to complete or deliver a share certificate unless specifically called upon to do so by the person to whom such shares have been allotted or transferred.

8.3 If a share certificate shall be proved to the satisfaction of the Board to have been defaced, lost, worn out or destroyed the Board may cause a new certificate to be issued and request an indemnity for the lost certificate if it sees fit.

9.      LIEN ON SHARES

9.1 The Company shall have a first lien on every share (not being a fully paid share) for all moneys called or payable in respect of such share, and the Company shall also have a first lien on every share (other than a fully paid share) registered in the name of a Member, whether singly or jointly, for all the debts and liabilities, whether actual or contingent or owed singly or jointly with any other person, of that Member to the Company. The Company's lien on a share shall extend to all dividends payable thereon. The Board may at any time waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Bye-law.

9.2 The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

9.3 The net proceeds of sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the Board may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

10.     CALL ON SHARES

10.1 The Board may from time to time make calls upon a Member in respect of any moneys unpaid on the shares allotted to or held by that Member and if a call is not paid on or before the day appointed for payment, the Member may at the discretion of the Board be liable to pay to the Company interest on the unpaid amount of any such call at such rate as the Board may determine, from the date on which that call was payable to the actual date of payment. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be revoked or postponed as the Board may determine.

10.2 The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

11.     FORFEITURE OF SHARES

11.1 If a Member fails to pay any call on the day appointed for payment thereof, the Board may at any time thereafter during such time as any part of the call remains unpaid serve a notice on him requiring payment of so much of the call as is unpaid, together with any interest which may have accrued.

11.2 The notice shall name a further day (not being less than 14 days from the date of the notice) on or before which, and the place where, the payment is to be made and shall state that, if the payment is not paid on or before the day and at the place appointed, the shares in respect of which such call is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited and, in such case, references in these Bye-Laws to forfeiture shall include surrender.

11.3 If the requirements of any such notice are not complied with, any such share may at any time thereafter before payment of such call and interest due in respect thereof be forfeited by a resolution of the Board to that effect whereupon such share shall become the property of the Company and may be disposed of as the Board shall determine. Any forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

11.4 A Member whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all calls owing on such shares at the time of forfeiture and all interest due thereon and the Company may enforce payment without being obliged to make any allowance for the value of the shares forfeited.

                                  TRANSFER OF SHARES

12.     TRANSFER OF SHARES

        Subject to the Act and to any applicable restrictions in these Bye-Laws, any Member may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve.

13.     INSTRUMENT OF TRANSFER

        The instrument of transfer of a share shall be signed by or on behalf of the transferor alone except where the shares the subject of the instrument of transfer have not been fully paid up in which case the instrument of transfer shall be signed by the transferor and the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register of Members in respect thereof. All instruments of transfer when registered may be retained by the Company.

14.     RESTRICTIONS ON TRANSFER

        The Board may, in its absolute discretion and without assigning any reason therefor refuse to register the transfer of a share which has not been fully paid up. The Board shall refuse to register any transfer unless all applicable consents, authorisations and permissions (if any) of any governmental agency or body in Bermuda have been obtained.

15.     TRANSFERS BY JOINT HOLDERS

        The joint holders of any share may transfer that share to one or more of those joint holders, and the surviving holder or holders of any share previously held by them jointly with a deceased Member may transfer any such share to the executors or administrators of that deceased Member.

                                TRANSMISSION OF SHARES

16.     REPRESENTATIVE OF DECEASED MEMBER

        In the case of the death of a Member, the survivor or survivors, where the deceased Member was a joint holder, and the legal personal representatives of the deceased Member, where he was sole holder, shall be the only persons recognised by the Company as having any title to his shares. Nothing contained in these Bye-laws shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him solely or jointly with other persons. Subject to Section 52 of the Act, for the purpose of this Bye-Law, legal personal representative means the executor or administrator of a deceased Member or such other person as the Board may in its absolute discretion determine to be the person properly authorised to deal with the shares of a deceased Member.

17.     REGISTRATION ON DEATH OR BANKRUPTCY

17.1 Any person becoming entitled to a share on the death or bankruptcy of a Member may be registered as a Member on such evidence as the Board may deem sufficient or may elect to have some person nominated by him registered as the transferee thereof. If the person so entitled elects to be registered himself, he shall deliver to the Company a notice in writing to that effect signed by him. If he elects to have his nominee registered, he shall execute in favour of his nominee an instrument of transfer of such share. On presentation of the notice or instrument of transfer (as the case may be) to the Board together with such evidence as the Board may require to prove the title of the person so entitled, the person so entitled or the transferee (as the case may be) shall be registered as a Member but the Board shall, in either case, have the same right to decline or suspend registration as it would have had in the case of a transfer of the share by that Member before his death or bankruptcy (as the case may be).

17.2 Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under Bye-Law 17.1.

                                GENERAL MEETINGS

18.     ANNUAL GENERAL MEETINGS

        An annual general meeting of the Company shall be held in each calendar year in accordance with the requirements of the Act at such time and place as the Board shall appoint. At least 30 days' (excluding the day on which it is served or deemed to be served and the day for which it is given) notice in writing shall be given to each Member entitled to receive notice thereof specifying the place, date and time of the meeting, that the election and classification of Directors will take place at the meeting and, as far as practicable, the general nature of the business to be considered.

19.     SPECIAL GENERAL MEETINGS/REQUISITION OF MEMBERS

19.1 General meetings other than annual general meetings, which shall be special general meetings, may be convened by the President of the Company and shall be convened by the President or the Secretary at the request in writing of not less than two thirds of the members of the Board.

19.2 The Board shall, on the requisition of Members holding at the date of deposit of the requisition not less than one-tenth of such of the paid-up share capital of the Company as at the date of deposit carries the right to attend and vote at general meetings of the Company, forthwith proceed to convene a special general meeting of the Company and Section 74 of the Act shall apply.

19.3 A special general meeting shall be convened by the Board on not less than 30 days' (excluding the day on which it is served or deemed to be served and the day for which it is given) notice in writing to each Member entitled to receive notice thereof specifying the place, date and time of the meeting and the general nature of the business to be considered at the meeting.

20.     SHORT NOTICE

        Notwithstanding that a meeting of the Company is called by shorter notice than that specified in Bye-laws 18 or 19, it shall be deemed to have been duly called if it is so agreed:

        (a) in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote at the meeting;

        (b) in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than 95 percent in nominal value of the shares giving that right.

21.     ACCIDENTAL OMISSION OF NOTICE OF GENERAL MEETING

        The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

22.     QUORUM FOR GENERAL MEETINGS

        No business shall be transacted at any general meeting unless a quorum is present. Save as otherwise provided by these Bye-Laws, at least two Members representing not less than 50% of the issued and outstanding shares of the Company carrying the right to receive notice of, and attend and vote at, general meetings of the Company, present in person or by proxy shall be a quorum for all purposes provided that if the Company shall have only one Member, one Member present in person or by proxy shall constitute the necessary quorum. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time and place as the Secretary may determine.

23.     ADJOURNMENT OF MEETINGS

        The chairman of a general meeting may, with the consent of the Members at any general meeting at which a quorum is present (and shall if so directed), adjourn the meeting. Unless the meeting is adjourned to a specific date and time, fresh notice of the date, time and place for the resumption of the adjourned meeting shall be given to each Member entitled to attend and vote at general meetings in accordance with these Bye-laws.

24.     TELEPHONE ETC. MEETINGS

        Members may participate in any general meeting by attendance in person or attendance in person of their duly appointed proxy. Attendance by telephone, electronic or other communication facilities which permit all persons participating

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

        in the meeting to communicate with each other simultaneously and instantaneously shall constitute presence in person at such meeting.

25.     ATTENDANCE OF DIRECTORS

        The Directors shall upon written request deposited at the Registered Office be entitled to receive notice of, attend and speak at, general meetings of the Company.

26.     CHAIRMAN OF MEETINGS

        The Chairman or President of the Company shall preside as chairman at every general meeting. If at any meeting neither the Chairman nor the President is present within five minutes after the time appointed for holding the meeting, the Directors present shall choose one of their number to act or if one Director only is present he shall preside as chairman if willing to act. If no Director is present or, if no Director is willing to act as chairman, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

27.     VOTING AT MEETINGS

        When a quorum is present at any general meeting, the vote of the holders of a majority of the issued and outstanding shares carrying the right to vote at general meetings present in person or represented by proxy shall decide any question brought before the meeting, unless the question is one upon which by express provision of the Act or these Bye-laws a different vote is required, in which case such express provision shall govern and control the decision of such question.

28.     EQUALITY OF VOTES

        In the case of an equality of votes, the chairman of the meeting shall not have a second or casting vote and the proposed resolution shall fail.

29.     SENIORITY OF JOINT HOLDERS VOTING

        In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

30.     OBJECTIONS AT MEETINGS

        If at a general meeting:

        (a)    any objection is raised to the qualification of any voter; or

        (b) any votes are counted which should not have been counted or which may have been rejected; or

        (c) any votes are not counted which should have been counted, the objection or error shall not vitiate the decision of the meeting on any resolution unless the objection or error is raised or pointed out at the meeting at which the vote is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

31.     PROXIES AND CORPORATE REPRESENTATIVES

31.1 A Member may appoint a standing proxy or (if a corporation) representative by depositing at the Registered Office a proxy or (if a corporation) an authorisation and such proxy or authorisation shall be valid for all general meetings or resolutions in writing until notice of revocation is received at the Registered Office. Where a standing proxy or authorisation exists, its operation shall be deemed to have been suspended at any general meeting at which the Member is present or in respect to which the Member has specially appointed a proxy or representative. The Board may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of a standing proxy or authorisation and the operation of that standing proxy or authorisation shall be deemed to be suspended until the Board confirms that it has received and is satisfied with the requested evidence.

31.2 The instrument appointing a proxy shall be in writing in any common form or in such other form as the Board may approve, under the hand of the appointor or of his attorney authorised by him in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same.

31.3 Subject to Bye-law 31.1, the instrument appointing a proxy together with such evidence of due execution as the Board may from time to time require, shall be delivered to the Registered Office (or to such place as may be specified in the notice convening the meeting, or, in the case of a written resolution, in any document sent therewith) prior to the holding of the relevant meeting or, in the case of a poll taken subsequent to the date of a meeting, before the time appointed for taking the poll or, in the case of a written resolution, prior to the effective date of the written resolution and in default the instrument of proxy shall not be treated as valid.

31.4 Subject to the Act, the Board may at its discretion waive any of the provisions of these Bye-laws relating to proxies or authorisations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend and vote on behalf of any Member at general meetings or to sign written resolutions.

32.     WRITTEN RESOLUTIONS

32.1 Subject to Bye-law 32.5, anything which may be done by Ordinary Resolution or Special Resolution of the Company in general meeting or by Ordinary Resolution or Special Resolution of a meeting of any class of the Members of the Company may, without a meeting and without any previous notice being required, be done by a resolution in writing, signed by all of the Members or their proxies, or in the case of a Member that is a corporation (whether or not a company within the meaning of the Act) on behalf of such Member, being all of the Members of the Company who at the date of the resolution in writing would be entitled to attend a meeting and vote on the resolution.

32.2 A written resolution may be signed by, or in the case of a Member that is a corporation (whether or not a company within the meaning of the Act), on its behalf, all the Members of the Company, or any class thereof, in as many counterparts as may be necessary.

32.3 For the purposes of this Bye-law 32, the date of a written resolution is the date when the resolution is signed by, or in the case of a Member that is a corporation (whether or not a company within the meaning of the Act), on its behalf, the last Member to sign and any reference in any Bye-law to the date of passing of a resolution is, in relation to a resolution in writing made in accordance with this Bye-law, a reference to such date.

32.4 A resolution in writing made in accordance with this Bye-Law 32 is as valid as if it has been passed by the Company in general meeting or, if applicable, by a meeting of the relevant class of Members of the Company, as the case may be, and shall constitute minutes for the purposes of the Act and these Bye-Laws.

32.5    This Bye-law 32 shall not apply to:

        (a)    a resolution passed pursuant to Section 89(5) of the Act; or

        (b) a resolution passed for the purpose of removing a Director before the expiration of his term of office under these Bye-laws.

                               BOARD OF DIRECTORS

34.     APPOINTMENT, CLASSIFICATION AND REMOVAL OF DIRECTORS

34.1 The Board shall consist of not less than 2 Directors nor more than such number in excess thereof as the Company by Ordinary Resolution may from time to time determine who shall be elected or appointed in the first place at the statutory meeting and thereafter, except in the case of a casual vacancy, by an Ordinary Resolution of the Members passed at the annual general meeting or any special general meeting called for the purpose in accordance with the following Bye-laws.

34.2 The Board shall comprise three classes of Directors, namely the Class I Directors, the Class II Directors and the Class III Directors. Each Director shall be classified as a Class I Director, a Class II Director or a Class III Director either at the time of that Director's election or appointment or by written resolution of the Members, so that each Class of Directors shall, as nearly as possible, consist of the same number of Directors. The term of office for each initial Class I Director

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

        shall expire at the next annual general meeting of the Company, that of each initial Class II Director at the second succeeding annual general meeting of the Company and that of each initial Class III Director at the third succeeding annual general meeting of the Company, in each case after the initial appointment or classification of the relevant Director, unless that Director is otherwise removed from office or his/her office is otherwise vacated in accordance with these Bye-laws. At each annual general meeting after the initial classification of Directors, Directors to replace those whose terms expire at such annual general meeting shall be elected to hold office for the relevant term according to those Director's classification.

34.3 Without prejudice to the power of the Company by Ordinary Resolution to appoint any person to be a Director in accordance with these Bye-laws, the Board, so long as a quorum of Directors remains in office, shall have power at any time and from time to time to appoint any individual to be a Director so as to fill a casual vacancy, whether arising as a result of the retirement or removal of an existing Director or the increase in the authorized number of Directors consequent upon an Ordinary Resolution of the Members in accordance with Bye-law 34.1. An individual appointed to fill a casual vacancy on the Board arising from the retirement or removal of a Director shall be classified in the same Class of Directors as the Director whose retirement or removal created the vacancy, and any individual appointed to fill any other vacancy on the Board shall be classified by the Board upon his/her appointment, so that each Class of Directors shall, as nearly as possible, consist of the same number of Directors.

34.4 The Company may by a Special Resolution of the Members in general meeting remove a Director for cause provided notice of any such meeting shall be served upon the Director concerned not less than 21 days' before the meeting and he shall be entitled to be heard at that meeting. Any vacancy created by the removal of a Director at a general meeting may be filled at the meeting by the election of another Director in his place or, in the absence of any such election, by the Board in accordance with Bye-law 34.3.

35.     RESIGNATION AND DISQUALIFICATION OF DIRECTORS

        The office of a Director shall be vacated if the Director:

        (a)    resigns by notice in writing to the Company;

        (b)    is or becomes of unsound mind or dies;

        (c) is or becomes bankrupt or makes any arrangement or composition with his creditors;

        (d)    is prohibited by law from being a Director;

        (e) ceases to be a Director by virtue of the Act or is removed from office pursuant to these Bye-Laws.

36.     ALTERNATE DIRECTORS

36.1 The Company may by Ordinary Resolution elect any person or persons to act as Directors in the alternative to any of the Directors or may authorise the Board to appoint such Alternate Directors. Unless the Members otherwise resolve by Ordinary Resolution, any Director may appoint and remove his own Alternate Director by written or verbal notice to the Secretary. Any Alternate Director may be removed by Ordinary Resolution of the Company and, if appointed by the Board, may be removed by the Board. Subject as aforesaid, the office of Alternate Director shall continue until the next annual election of Directors or, if earlier, the date on which the Director for which that person is an Alternate ceases to be a Director. An Alternate Director may also be a Director in his own right and may act as alternate to more than one Director.

36.2 An Alternate Director shall have the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present at a meeting of the Board.

36.3 An Alternate Director shall be entitled to receive notice of all meetings of the Board and to attend and vote at any such meeting at which any Director for whom he is alternate is not personally present, and generally to perform all the functions of any Director to whom he is alternate.

36.4 A person acting as an Alternate Director shall (except as regards powers to appoint an alternate and remuneration) be subject in all respects to the provisions of these Bye-Laws relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for any Director for whom he is alternate. An Alternate Director may be paid expenses and shall be entitled to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director. Every person acting as an Alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). The signature of an Alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the terms of his appointment provides to the contrary, be as effective as the signature of the Director or Directors to whom he is alternate.

37.     REGISTER OF DIRECTORS AND OFFICERS

        The Secretary shall establish and maintain a Register of Directors and Officers as required by the Act. The Register of Directors and Officers shall be open to inspection in the manner prescribed by the Act between 10:00 a.m. and 12:00 noon on every working day.

38.     DIRECTORS' FEES AND ADDITIONAL REMUNERATION AND EXPENSES

        The remuneration (if any) of the Directors shall be determined from time to time by the Company by Ordinary Resolution and shall be deemed to accrue from day to day. A Director may also be paid all travel, hotel and incidental expenses properly incurred in attending and returning from meetings of the Board, committees appointed by the Board, general meetings of the Company, or in connection with the business of the Company or his duties as a Director generally.

39.     DIRECTORS' INTERESTS

39.1 A Director, or a Director's firm, partner or any company with whom a Director is associated, may act in a professional capacity for the Company and that Director or that Director's firm, partner or such company shall be entitled to remuneration for professional services as if such Director were not a Director, provided that nothing in this Bye-law shall authorise a Director or a Director's firm, partner or company to act as Auditor of the Company.

39.2 A Director who is directly or indirectly interested in a contract or proposed contract or arrangement with the Company shall declare the nature of his interest at the first opportunity at a meeting of the Board or by writing to the Directors as required by the Act.

39.3 Following a declaration being made pursuant to Bye-law 39.2, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

                            POWERS AND DUTIES OF THE BOARD

40.     MANAGEMENT OF THE COMPANY

40.1 In managing the business of the Company, the Board may exercise all such powers of the Company as are not by statute or by these Bye-laws required to be exercised by the Company in general meeting subject to the Act, these Bye-Laws and to any directions given by the Company by Ordinary Resolution.

40.2 No direction or alteration of these Bye-Laws made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if that direction or alteration had not been made. The powers given by this Bye-Law shall not be limited by any special power given to the Board by these Bye-Laws and a meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

40.3 The Board may procure that the Company pays all expenses incurred in promoting and incorporating the Company.

41.     POWER TO BORROW AND CHARGE PROPERTY

        The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any other persons.

42.     POWER TO PROVIDE BENEFITS

        The Board on behalf of the Company may provide benefits for any person including any Director or former Director who has held any executive office or employment with the Company or with any body corporate which is or has been a subsidiary or affiliate of the Company or a predecessor in the business of the Company or of any such subsidiary or affiliate, and to any member of his family or any person who is or was dependent on him, and may contribute to any fund and pay premiums for the purchase or provision of any such benefit, or for the insurance of any such person.

43.     POWER TO APPOINT MANAGING DIRECTOR OR CHIEF EXECUTIVE OFFICER

        The Board may from time to time appoint one or more of the Directors to be managing director or chief executive officer of the Company who shall, subject to control of the Board, supervise and administer all of the general business and affairs of the Company. The terms of any such appointment as to period and remuneration (if any) shall be determined by the Board.

44.     POWER TO APPOINT MANAGER AND TO APPOINT AND DISMISS EMPLOYEES

44.1 The Board may appoint a person to act as manager of the Company's day to day business and may entrust and confer upon such manager such powers and duties as it deems appropriate for the transaction or conduct of such business.

44.2 The Board may appoint, suspend or remove any employee of the Company and may fix his remuneration and determine his duties.

45.     POWER TO AUTHORISE SPECIFIC ACTIONS AND APPOINT ATTORNEY

45.1 The Board may from time to time and at any time authorise any person to act on behalf of the Company for any specific purpose and in connection therewith to execute any agreement, document or instrument on behalf of the Company.

45.2 The Board may from time to time and at any time by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Bye-Laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney and of such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

46.     POWER TO DELEGATE

46.1 The Board may entrust and confer on any Director or officer any of the powers exercisable by it on such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

46.2 The Board may delegate any of its powers to a committee appointed by the Board which may consist partly or entirely of non-Directors and every such committee shall conform to such directions as the Board may impose on it.

47.     EXERCISE OF POWER TO PURCHASE SHARES OF, OR DISCONTINUE, THE COMPANY

        The Board may exercise all the powers of the Company to:

        (a) purchase all or any of its own shares in accordance with Section 42A of the Act; and

        (b) continue the Company in a named country or jurisdiction outside Bermuda in accordance with Section 132G of the Act.

48.     MEETINGS OF THE BOARD

48.1 The Board may hold meetings, both regular and special, for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit.

48.2 Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board. The President or any two Directors may, and the Secretary, on the requisition of the President or any two Directors, shall, at any time summon a special board meeting on not less than two days' notice.

48.3 Questions arising at any Board meeting shall be determined by a majority of votes and, in the event of an equality of votes, the resolution shall fail.

48.4 A meeting of the Board or a committee appointed by the Board may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

49.     NOTICE OF MEETINGS OF THE BOARD

49.1 Where notice of a Board meeting is required under these Bye-laws, such notice shall be given in writing to each Director within the appropriate time period specifying the date, time and place of the meeting and a brief description of the business to be conducted at the meeting.

49.2 Notice of a Board meeting where required shall be deemed to be duly given to a Director if it is given to him personally or sent to him by post, facsimile, e-mail or other mode of representing or reproducing words in a legible and non-transitory form at his last known address or any other address given by him to the Company for this purpose.

49.3 A Director may waive notice of any meeting where required either prospectively or retrospectively.

50.     QUORUM FOR BOARD MEETINGS

        The quorum necessary for the transaction of the business of the Board shall be a majority of the members of the Board of Directors in office (but in no case less than two Directors). A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with the Company and has complied with the provisions of the Act and these Bye-Laws with regard to disclosure of his interest shall be entitled to vote in respect of any contract, transaction or arrangement in which he is so interested and if he shall do so his vote shall be counted, and he shall be taken into account in ascertaining whether a quorum is present.

51.     CHAIRMAN OF MEETINGS

        The Chairman (if any) of the Board or, in his absence, the Deputy Chairman shall preside as chairman at every meeting of the Board. If there is no such Chairman or Deputy Chairman, or if at any meeting the Chairman or the Deputy Chairman is not present within five minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present may chose one of their number to be chairman of the meeting.

52.     MEETINGS OF COMMITTEES APPOINTED BY THE BOARD

        The meetings and proceedings of any committee appointed by the Board consisting of two or more persons shall be governed by the provisions in these Bye-Laws for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superceded by any regulations imposed by the Board.

53.     WRITTEN RESOLUTIONS

        A resolution in writing signed by all the Directors or by all the members of a committee which may be in counterparts shall be as valid as if it had been passed at a duly called and constituted meeting of the Board or committee, as the case may be, such resolution to be effective on the date on which the last Director signs the resolution.

54.     ACTS VALID NOTWITHSTANDING DEFECT IN APPOINTMENT

        All acts done by the Board, any committee, any person acting as a Director or member of a committee or any person duly authorised by the Board or any committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director, member of such committee or person so authorised.

                                OFFICERS OF THE COMPANY

55.     OFFICERS OF THE COMPANY

        The officers of the Company shall include a President and a Vice-President or a Chairman and a Deputy Chairman (who shall be Directors), a Secretary and such additional Officers (including, without limitation, assistant or deputy secretaries) as the Board may from time to time determine all of whom shall be deemed to be Officers for the purposes of these Bye-laws.

56.     APPOINTMENT OF OFFICERS

        The President and Vice-President or Chairman and Deputy Chairman shall be elected by the Board as soon as possible after the statutory meeting and after each annual general meeting. Any person elected or appointed pursuant to this Bye-Law shall hold office until the close of the next annual general meeting or for such other period and upon such terms as the Board may determine and the Board may revoke or terminate any such election or appointment.

57.     REMUNERATION AND DUTIES OF OFFICERS

        Save as provided in the Act or these Bye-Laws, the powers, duties and remuneration of the Officers of the Company shall be such (if any) as are determined from time to time by the Board. A provision of the Act or these Bye-Laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

58.     MINUTES

        The Directors shall cause minutes to be made and books kept for the purpose of recording:

        (a)    all appointments of Officers made by the Directors;

        (b) the names of the Directors and other persons (if any) present at each meeting of Directors and of any committee;

        (c) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of committees;

        (d)    of all proceedings of managers (if any).

                                    THE SEAL

59.     THE SEAL

        The Seal shall be in such form as the Board may from time to time determine. The Board may adopt one or more duplicate seals for use outside Bermuda.

60.     MANNER IN WHICH SEAL IS TO BE AFFIXED

        A Seal shall only be used by authority of the Board or of a committee constituted of the Board. Subject to these Bye-Laws, any instrument to which a Seal is affixed shall be signed by two Directors or the Secretary and one Director, or by any two persons whether or not Directors or the Secretary who have been authorised either generally or specifically to attest to the use of the Seal provided that any Officer, Director or Resident Representative may affix a Seal attested with his signature only to authenticate copies of these Bye-Laws, the minutes of any meeting or any other documents requiring authentication.

                        DIVIDENDS AND OTHER DISTRIBUTIONS

61.     DECLARATION OF DIVIDENDS BY THE BOARD

        The Board may, subject to these Bye-laws and in accordance with Section 54 of the Act, declare a dividend to be paid to Members, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in specie in which case the Board may fix the value for distribution in specie of any assets.

62.     OTHER DISTRIBUTIONS

        The Board may declare and make such other distributions (in cash or in specie) to the Members as may be lawfully made out of the assets of the Company.

63.     RESERVE FUND

        The Board may from time to time before declaring a dividend set aside, out of the surplus or profits of the Company, such sum as it thinks proper as a reserve fund to be used to meet contingencies or for equalising dividends or for any other special purpose.

64.     DEDUCTION OF AMOUNTS DUE TO THE COMPANY

        The Board may deduct from any dividend, distribution or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls on or in respect of shares of the Company or otherwise in respect of monies owed by him to the Company.

65.     RECORD DATES

        Notwithstanding any other provisions of these Bye-Laws, the Company may by Ordinary Resolution or the Board may fix any date as the record date for the payment of any dividend or distribution or the making of any allotment or issue of shares and for the purpose of identifying the persons entitled to receive notices of general meetings. Any such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made or such notice is dispatched.

                            CAPITALISATION OF PROFITS

66.     ISSUE OF BONUS SHARES

66.1 The Board may resolve to capitalise all or any part of any amount for the time being standing to the credit of any of the Company's share premium or other reserve accounts or to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata to the Members.

66.2 The Company may capitalise any sum standing to the credit of a reserve accounts or otherwise available for distribution by applying such sum in paying up in full partly paid shares of those Members who would have been entitled to such sums if they were distributed by way of dividend or distribution.

                        ACCOUNTS AND FINANCIAL STATEMENTS

67.     RECORDS OF ACCOUNT

        The Board shall cause to be kept proper accounting records in accordance with the requirements of the Act. The records of account shall be kept at the Registered Office or, subject to Section 83(2) of the Act, at such other place as the Board thinks fit and shall at all times be open to inspection by the Directors during normal business hours.

68.     FINANCIAL YEAR END

        The financial year end of the Company may be determined by resolution of the Board and failing such resolution shall be 31st December in each year.

69.     FINANCIAL STATEMENTS

        Subject to any rights to waive laying of accounts pursuant to Section 88 of the Act, financial statements made out in accordance with the provisions as required by the Act shall be laid before the Members in general meeting.


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                                      AUDIT

70.     AUDITORS

        Subject to any rights to waive an audit pursuant to Section 88 of the Act, auditors shall be appointed by the Members or the Directors in accordance with Section 89 of the Act and their duties shall be regulated in accordance with the Act, any other applicable law and such requirements not inconsistent with the Act as the Board may from time to time determine.

                                     NOTICES

71.     NOTICES TO MEMBERS

        A notice or other document (including a share certificate) may be served on or delivered to a Member either personally or by post to that Member at his address appearing in the Register of Members or to such other address given for the purpose. Notices or documents to be given or delivered to joint holders of a share shall be deemed to be properly given to all joint holders by delivery on or to one of the joint holders. Any notice or other document sent by post shall be deemed to have been served or delivered seven days after it was put in the post, and in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post.

72.     NOTICE OF GENERAL MEETINGS

        A notice of a general meeting shall be deemed to be duly given to a Member if it is sent to him by telex, facsimile, e mail or other mode of representing or reproducing words in a legible and non-transitory form to his address appearing in the Register of Members or any other address given by him to the Company for this purpose. Any such notice shall be deemed to have been served twenty-four hours after its despatch.

                                      WINDING UP

73.     WINDING-UP/DISTRIBUTION BY LIQUIDATOR

        If the Company is wound up, the liquidator may, with the sanction of an Ordinary Resolution of the Members and any other sanction required by the Act, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purposes set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any shares or other assets upon which there is any liability.


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                                       INDEMNITY

74.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Subject to the proviso below, every Director, Officer and member of a committee appointed by the Board shall be indemnified out of the funds of the Company against all:

        (a) civil liabilities loss damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as a Director, Officer or committee member; and

        (b) liabilities incurred by him as such Director, officer or committee member in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Act in which relief from liability is granted to him by the court, and this indemnity shall extend to any person acting as a Director, Officer or committee member in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election provided that this indemnity shall not extend to any matter which would render it void pursuant to the Act. Any indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by the person claiming the indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge.

                             ALTERATION OF BYE-LAWS

75.     ALTERATION OF BYE-LAWS

        Save for any amendment to Bye-laws 32 (Written resolutions), 34 (Appointment, classification and removal of Directors) or this Bye-law 75 which shall require a resolution of the Board and a Special Resolution of the Members in general meeting, any provision of these Bye-Laws may be amended from time to time by a resolution of the Directors and by an Ordinary Resolution of the Members in a general meeting of the Company.



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